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                                                                    THE HARTFORD

August 28, 2006

VIA EDGAR

Mr. Michael Kosoff
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attn: Division of Investment Management

Re: Hartford Life Insurance Company
    Separate Accounts Three and Seven
    File Nos. 333-136543 and 333-136547

    Hartford Life and Annuity Insurance Company
    Separate Accounts Three and Seven
    File Nos. 333-136545 and 333-136548

Dear Mr. Kosoff:

Pursuant to Investment Company Act Release No. 13768 (February 15, 1984), we respectfully request selective review of the above-referenced initial filings.

The referenced registration statements filed with the Securities and Exchange Commission on August 11, 2006 are substantially identical to the Post-Effective Amendments to Registration Statement Numbers 333-36132, 333-95789, 333-105260 and 333-105261 filed on July 31, 2006, in connection with Hartford Life Insurance Company Separate Account Ten and Hartford Life and Annuity Insurance Company Separate Account Ten. We re-filed these Registration Statements in order to reposition these filings under different separate accounts. In addition, we have made certain non-material changes to the disclosure in Appendix I -- Death Benefit -- Examples. All financial statements, exhibits, and other required disclosure not included in these Registration Statements will be filed by pre-effective amendment.

Pursuant to Rule 461 under the Securities Act of 1933, each of the undersigned Registrants hereby request that the above referenced Registration Statements electronically filed via Edgar on Form N-4 be accelerated and declared effective on September 11, 2006, or as soon thereafter as is reasonably practicable.

We appreciate your attention to these filings. If you have any comments or questions, please call me at (860) 843-1941.

HARTFORD LIFE INSURANCE COMPANY AND
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

By:    Thomas M. Marra*                     *By:   /s/ Richard J. Wirth
       -----------------------------------         -----------------------------------
       Thomas M. Marra                             Attorney-in-fact
       President, Chief Executive Officer          For: Thomas M. Marra
       and Chairman of the Board                   President, Chief Executive Officer
                                                   and Chairman of the Board

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:    /s/ Stephen T. Joyce
       -----------------------------------
       Stephen T. Joyce,
       Senior Vice President and Director

*   Pursuant to Power of Attorney dated August 11, 2006